Filed Pursuant to Rule 424(h)
Registration Nos. 333-208503 and 333-208503-01

The information in this prospectus supplement and the related prospectus (as defined herein) are not complete and may be changed. This prospectus supplement and the related prospectus are not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 6, 2017

Prospectus Supplement dated March 6, 2017

to Prospectus, subject to completion, dated February 10, 2017

Chase Issuance Trust

Issuing Entity

CIK Number: 0001174821

Chase Card Funding LLC

Depositor and Transferor

CIK Number: 0001658982

Chase Bank USA, National Association

Sponsor, Originator, Administrator and Servicer

CIK Number: 0000869090

CHASEseries

$500,000,000 Class A(2017-2) Notes

This prospectus supplement should be read in conjunction with the prospectus, subject to completion, dated February 10, 2017, referred to herein as the related prospectus. You should carefully consider all of the information contained in this prospectus supplement and the related prospectus before you purchase any Class A(2017-2) notes. See “Important Notice about Information Presented in this Prospectus Supplement and the Related Prospectus” on page ii of this prospectus supplement.

The issuing entity will issue and sell:	Class A(2017-2) Notes
Principal amount	$500,000,000 (subject to increase)
Interest rate	One-month LIBOR plus % per annum*
Initial LIBOR Determination Date	, 2017*
Interest payment dates	15th day of each calendar month, beginning April 17, 2017*
Scheduled principal payment date	March 15, 2022*
Legal maturity date	March 15, 2024*
Expected issuance date
Price to public	$ (or %)
Underwriting discount	$ (or %)
Proceeds to the issuing entity	$ (or %)

Each of the items marked on this page with a “*” has changed from the corresponding item in the related prospectus.

For a description of LIBOR and LIBOR Determination Date, see “Glossary” beginning on page v.

The Class A(2017-2) notes, or the “offered notes,” are a tranche of the Class A notes of the CHASEseries.

Enhancement for the Class A(2017-2) notes is provided in the form of outstanding subordinated notes as described in “Transaction Summary” and “Summary—Subordination, Credit Enhancement” in the related prospectus.

For a description of how the interest rate for the Class A(2017-2) notes is determined see “Transaction Summary”, “Summary—Interest” and “Glossary” in this prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the Class A(2017-2) notes or determined if this prospectus supplement or the related prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

J.P. Morgan
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[ ]

You should consider the discussion under “Risk Factors” beginning on page 15 of the related prospectus before you purchase any Class A(2017-2) notes.

The Class A(2017-2) notes are obligations of the issuing entity only and are not interests in or obligations of Chase Bank USA, National Association, Chase Card Funding LLC, any of their affiliates or any other person or entity.

The Class A(2017-2) notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

i

Important Notice about Information Presented in this Prospectus Supplement and the Related Prospectus

This prospectus supplement describes changes to the specific terms of the Class A(2017-2) notes and provides other specific terms of the Class A(2017-2) notes that have not changed. The related prospectus provides the specific terms of the Class A(2017-2) notes subject to the changes described in this prospectus supplement, information about the CHASEseries notes and general information about all of the notes that may be issued by the issuing entity, and financial and other information about the issuing entity’s assets. Where the terms of the Class A(2017-2) notes vary between this prospectus supplement and the related prospectus, you should rely on the information in this prospectus supplement. Capitalized terms used and not defined in this prospectus supplement have the meanings assigned to them in the related prospectus.

This prospectus supplement may be used to offer and sell the Class A(2017-2) notes only if accompanied by the related prospectus.

You should rely only on the information provided in this prospectus supplement and the related prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the Class A(2017-2) notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus supplement or the related prospectus as of any date other than the dates stated on their respective covers.

We include cross-references in this prospectus supplement and in the related prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus supplement and in the related prospectus provide the pages on which these captions are located.

Transaction Summary

This Transaction Summary provides information on the notes offered by this prospectus supplement and the related prospectus, which are a tranche of the Class A notes of the CHASEseries. General description of the CHASEseries and the Class A notes is also included in the related prospectus. For a description of other outstanding classes and tranches of Class A, Class B and Class C CHASEseries notes, see Annex II in the related prospectus.

Each of the items marked on this page with a “*” has changed from the corresponding item in the related prospectus.

Issuing Entity:	Chase Issuance Trust

Depositor and Transferor:	Chase Card Funding LLC or “Chase Card Funding”

Sponsor, Originator, Administrator and Servicer:	Chase Bank USA, National Association, “Chase USA” or “sponsor”

Owner Trustee:	Wilmington Trust Company

Indenture Trustee and Collateral Agent:	Wells Fargo Bank, National Association

Expected Issuance Date:	, 2017

Assets of the Issuing Entity:	Receivables originated in VISA® and MasterCard® accounts owned by Chase USA, including recoveries on charged-off receivables and interchange

Notes Offered by this Prospectus:	Class A(2017-2) notes, or the “offered notes,” which are a tranche of the Class A notes of the CHASEseries

Principal Amount:	$500,000,000†

Enhancement:	Subordination of the Class B notes and the Class C notes

Class A Required Subordinated Amount of Class C Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2017-2) notes

Class A Required Subordinated Amount of Class B Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2017-2) notes

Interest Rate:	One-month LIBOR plus % per annum*

Interest Accrual Method:	Actual/360*

Interest Payment Dates:	Monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

First Interest Payment Date:	April 17, 2017*

Scheduled Commencement of Accumulation Period:	March 1, 2021*

Scheduled Principal Payment Date:	March 15, 2022*

Legal Maturity Date:	March 15, 2024*

Price to Public:	$ (or %)

Underwriting Discount:	$ (or %)

Net proceeds from the sale of the Class A(2017-2) notes net of estimated expenses:	$ (or %)

CUSIP/ISIN:	/

Annual Servicing Fee:	1.5% for so long as Chase USA is the servicer and 2.00% in the event Chase USA is no longer the servicer

Clearance and Settlement:	DTC/Clearstream Banking/Euroclear

†	Subject to increase.

Summary

The following disclosure replaces the disclosure set forth under “Summary—Interest” on page 3 of the related prospectus:

Interest

Interest on the offered notes will equal the product of:

•	the interest rate for the offered notes for the applicable interest period; times

•	(x) the actual number of days in the applicable interest period, divided by (y) 360; times

•	the outstanding dollar principal amount of the offered notes as of the close of business on the last interest payment date or, for the first interest payment, the outstanding dollar principal amount of the offered notes as of the issuance date.

Each interest period will begin on and include an interest payment date and end on but exclude the next interest payment date. However, the first interest period will begin on and include the issuance date and end on but exclude the first interest payment date. Each of the expected issuance date, the interest rate, the first interest payment date and the interest accrual method for the offered notes is specified in “Transaction Summary.”

The issuing entity will make interest payments on the offered notes on the dates specified in “Transaction Summary.” Interest payments due on a day that is not a business day in New York, New York, Wilmington, Delaware or Minneapolis, Minnesota will be made on the following business day.

Glossary

This prospectus supplement uses defined terms such as those found below. You can find a listing of defined terms used but not defined in this prospectus supplement in the “Glossary of Defined Terms” beginning on page 146 in the related prospectus.

“LIBOR” means, as of any LIBOR Determination Date, the rate for deposits in United States dollars for a one-month period which appears on Reuters Screen LIBOR01 Page or on such comparable system as is customarily used to quote LIBOR as of 11:00 a.m., London time, on that date. If this rate does not appear on Reuters Screen LIBOR01 Page or on a comparable system as is customarily used to quote LIBOR, the rate for that LIBOR Determination Date will be determined on the basis of the rates at which deposits in United States dollars are offered by four major banks selected by the beneficiary of the issuing entity at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for a one-month period. The indenture trustee will request the principal London office of each of the banks to provide a quotation of its rate. If at least two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the beneficiary of the issuing entity, at approximately 11:00 a.m., New York City time, on that day for loans in United States dollars to leading European banks for a one-month period.

“LIBOR Determination Date” means (1)                 , 2017 for the period from and including the issuance date through but excluding April 17, 2017 and (2) for each interest period thereafter, the second London Business Day prior to each interest payment date on which that interest period commences.

“London Business Day” means any Business Day on which dealings in deposits in United States dollars are transacted in the London interbank market.

v

CHASE ISSUANCE TRUST

Issuing Entity

CHASEseries

$500,000,000

Class A(2017-2) Notes

CHASE CARD FUNDING LLC

Depositor and Transferor

CHASE BANK USA, NATIONAL ASSOCIATION

Sponsor, Originator, Administrator and Servicer

PROSPECTUS SUPPLEMENT

TO

PROSPECTUS, SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2017

Underwriters

J.P. Morgan

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the related prospectus. We have not authorized anyone to provide you with different information.

We are not offering the CHASEseries notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus supplement as of any date other than the date stated on the cover.

Dealers will deliver a prospectus when acting as underwriters of the offered notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered notes will deliver a prospectus until             , 2017.